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                         July 28, 2023

       Eric Schoen
       Chief Financial Officer
       Cassava Sciences, Inc.
       6801 N. Capital of Texas Highway, Building 1, Suite 300
       Austin, TX 78731

                                                        Re: Cassava Sciences,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 000-29959

       Dear Eric Schoen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.
 Eric Schoen
FirstName  LastNameEric Schoen
Cassava Sciences, Inc.
Comapany
July       NameCassava Sciences, Inc.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2022

Components of Operating Results, page 78

1. We note the discussion on page 77 that you currently have two biopharmaceutical assets under development, simufilam and SavaDx, and that you are in stage 3 of clinical trials for some of these products. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred
         (i.e., by nature or type of expense) which should reconcile to total research and development expenses on the Consolidated Statements of Operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tara Harkins at (202) 551-3639 or Dan Gordon, Reviewing Accountant, at (202) 551-3486 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences